EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the historical periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes with applicable adjustments. Fixed charges consist of interest and our estimate of an appropriate portion of rental expenses representative of the interest factor.

	For the Fiscal Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except for ratios)
Earnings:
Income from continuing operations before income taxes	$538,740	$499,826	$428,195	$363,636	$241,522
Fixed charges	100,246	93,481	72,607	50,377	49,961

Total earnings available for fixed charges	$638,986	$593,307	$500,802	$414,013	$291,483
Fixed Charges:
Interest expense	$76,136	$72,508	$53,847	$34,664	$35,265
Interest factor in rental expense (1)	24,110	20,973	18,760	15,713	14,696

Total fixed charges	$100,246	$93,481	$72,607	$50,377	$49,961
Ratio of Earnings to Fixed Charges	6.4x	6.3x	6.9x	8.2x	5.8x

(1)	Our estimate of interest within rental expense is estimated to be one-third of rental expense.